Prospectus Supplement No. 5 (to Prospectus dated April 19, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-269456

Bridger Aerospace Group Holdings, Inc.

120,277,192 Shares of Common Stock

Up to 26,650,000 Shares of Common Stock Issuable Upon

Exercise of the Warrants

Up to 9,400,000 Warrants

This prospectus supplement updates and supplements the prospectus dated April 19, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-269456). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on March 8, 2024 (the “Current Report”), which is attached to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (a) up to 120,277,192 shares of our common stock, $0.0001 par value (“Common Stock”), consisting of (i) up to 102,322,388 shares of Common Stock issued or issuable to the direct and indirect equityholders of Legacy Bridger (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) at an implied equity consideration value of $10.00 per share of Common Stock, inclusive of up to 63,240,644 shares of Common Stock that may be issuable upon the conversion of shares of Series A Preferred Stock (as defined in the Prospectus); (ii) up to 5,951,615 shares of Common Stock issuable to the holders of certain restricted stock units that were issued by Legacy Bridger and assumed by us in connection with the closing (the “Closing”) of the Business Combination, which were granted at no cost to the recipients thereof; (iii) up to 2,488,189 shares of Common Stock that were originally issued in a private placement to JCIC Sponsor (as defined in the Prospectus) prior to the JCIC IPO (as defined in the Prospectus) (75,000 of which were subsequently transferred by the JCIC Sponsor to independent directors of JCIC), which were acquired at a purchase price equivalent to approximately $0.003 per share; (iv) up to 115,000 shares of Common Stock originally issued at the Closing to JCIC Sponsor in full consideration of the outstanding $1,150,000 loan balance under the Promissory Note (as defined in the Prospectus) for an equivalent purchase price of $10.00 per share; and (v) up to 9,400,000 shares of Common Stock issuable upon the exercise, at an exercise price of $11.50 per share, of the private placement warrants originally issued in connection with the JCIC IPO (the “Private Placement Warrants”) and (b) up to 9,400,000 Private Placement Warrants originally acquired by JCIC Sponsor in connection with the JCIC IPO for $1.00 per Private Placement Warrant.

The Prospectus and this prospectus supplement also relate to the issuance by us of up to an aggregate of 26,650,000 shares of Common Stock that may be issued upon exercise of the Warrants (as defined in the Prospectus), including 9,400,000 Private Placement Warrants and 17,250,000 Public Warrants (as defined in the Prospectus).

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on The Nasdaq Global Market under the symbols “BAER” and “BAERW,” respectively. On March 13, 2024, the closing price of our Common Stock was $4.99 and the closing price for our Public Warrants was $0.19.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful of complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2024

Bridger Aerospace Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41603	88-3599336
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

90 Aviation Lane Belgrade, Montana	59714
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (406) 813-0079

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BAER	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	BAERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Bridger Aerospace Group Holdings, Inc. (the “Company”) announced the following change to the Board of Directors of the Company (the “Board”):

On March 4, 2024, the Company’s Board of Directors, pursuant to a Board resolution, expanded the size of the Board from 9 directors to 11 directors and elected David A. Schellenberg, age 60, to serve as a Class I director until the 2026 Annual Meeting of Stockholders. There is no arrangement or understanding between Mr. Schellenberg and any other person pursuant to which Mr. Schellenberg was appointed as a director. At this time, the Company is not aware of any transactions with Mr. Schellenberg that would require disclosure under Item 404(a) of Regulation S-K. Mr. Schellenberg will receive compensation for his Board service consistent with compensation received by the Company’s other non-employee directors (which is described in the Company’s 2023 Proxy Statement).

On March 5, 2024, the Company’s Board of Directors also elected Elizabeth C. Fascitelli, age 65, to serve as a Class II director until the 2024 Annual Meeting of Stockholders. There is no arrangement or understanding between Ms. Fascitelli and any other person pursuant to which Ms. Fascitelli was appointed as a director. At this time, the Company is not aware of any transactions with Ms. Fascitelli that would require disclosure under Item 404(a) of Regulation S-K. Ms. Fascitelli will receive compensation for her Board service consistent with compensation received by the Company’s other non-employee directors (which is described in the Company’s 2023 Proxy Statement).

Item 7.01	Regulation FD Disclosure.

On March 8, 2024, the Registrant issued a press release titled “Bridger Aerospace Strengthens Board with the Addition of Seasoned Business Leaders Elizabeth C. Fascitelli and David A. Schellenberg as Independent Directors,” a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 8, 2024 titled “Bridger Aerospace Strengthens Board with the Addition of Seasoned Business Leaders Elizabeth C. Fascitelli and David A. Schellenberg as Independent Directors.”
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

Dated: March 8, 2024	By:	/s/ James Muchmore
James Muchmore
Chief Legal Officer and Executive Vice President

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Exhibit 99.1

Bridger Aerospace Strengthens Board with the Addition of Seasoned Business Leaders Elizabeth C. Fascitelli and David A. Schellenberg as Independent Directors

BELGRADE, MT, March 8, 2024 – Bridger Aerospace Group Holdings, Inc. (“Bridger”, “the Company” or “Bridger Aerospace”), (NASDAQ: BAER, BAERW), one of the nation’s largest aerial firefighting companies, today announced the appointment of seasoned business leaders Elizabeth C. Fascitelli and David A. Schellenberg as independent directors, increasing the size of the Board to 11 members.

Jeffrey Kelter, Bridger’s Chairman, commented, “The addition of two proven leaders is a very powerful statement in Bridger’s continuing evolution as a public company. They each bring a wealth of experience and expertise that will be invaluable to help guide the continued growth and value creation at Bridger Aerospace. We look forward to their contributions as we leverage the infrastructure we have in place to provide the most effective aerial firefighting solutions in the growing battle against wildfires.”

Elizabeth Fascitelli stated, "I am excited about working with the Bridger’s board and executive team as we focus on long-term success, growth, and financial performance to drive the business forward and create value for our stakeholders. I couldn't be more optimistic about the future of Bridger." Additionally, Mr. Schellenberg added that "I am honored to join the Board at such an exciting time for Bridger. I look forward to working closely with the leadership team and leveraging my industry experience to contribute to Bridger’s success."

Elizabeth Fascitelli, age 65, is a businesswoman and philanthropist. Ms. Fascitelli had a 37-year career with Goldman Sachs Group, most recently serving as a Partner and Managing Director and Chief Operating Officer of the Merchant Banking Division. She served in multiple roles and on numerous firm wide committees including the divisional Investment, Risk and Client/Business Standards Committees. She led many initiatives over the years including those for Compliance, Diversity, Women Investing and Risk. Ms. Fascitelli has served on many public, private, and not for profit boards. She recently finished her eight-year term as a Trustee of Dartmouth College. Ms. Fascitelli currently serves on the Boards of Cold Spring Harbor, Cure Huntington’s Disease Initiative (CHDI) Perella Weinberg Partners and Jaws Mustang Acquisition Corporation. She is also co-chair of the Milwaukee Health Equity Initiative. Ms. Fascitelli earned a Bachelor of Arts from Dartmouth College and a Master’s in Business Administration from Harvard Business School.

David A. Schellenberg, age 60, is a seasoned businessman with over 30 years of operating and financial leadership and risk management experience. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with Conair Group and its subsidiary Cascade Aerospace for many years, including serving as President and Chief Executive Officer, where he and his team built these niche aviation and aerospace companies into industry leaders. In 2012, he was honored with a CEO of the Year award from Business in Vancouver. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company. Mr. Schellenberg has served on many company and charitable boards and currently holds the position of Chairman of Teekay Corp., a NYSE listed company, and also serves on the board of its daughter company Teekay Tankers Ltd, also a NYSE listed company. Mr. Schellenberg is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA) and a member of the Young President’s Organization’s British Colombia chapter. He received an undergraduate degree from the University of Manitoba and a Master’s in Business Administration from the University of Western Ontario.

About Bridger Aerospace

Based in Belgrade, Montana, Bridger Aerospace Group Holdings, Inc. is one of the nation’s largest aerial firefighting companies. Bridger provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation, as well as internationally. More information about Bridger Aerospace is available at https://www.bridgeraerospace.com.

Investor Contacts

Alison Ziegler
Darrow Associates
201-220-2678
aziegler@darrowir.com

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